Post Effective Amendment No. 17
                                                 to SEC File No. 70-7926


                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C. 20549

                                    FORM U-l

                                   DECLARATION

                                      UNDER

              THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")



                                 GPU, INC.("GPU")
                               300 Madison Avenue
                          Morristown, New Jersey 07962

                  JERSEY CENTRAL POWER & LIGHT COMPANY ("JCP&L")
                      METROPOLITAN EDISON COMPANY ("Met-Ed")
                     PENNSYLVANIA ELECTRIC COMPANY ("Penelec")
                              2800 Pottsville Pike
                            Reading, Pennsylvania 19640
                   (Names of companies filing this statement and
                      address of principal executive offices)

                                    GPU, INC.
         --------------------------------------------------------------
          (Name of top registered holding company parent of applicants)

T. G. Howson, Vice President and            Douglas E. Davidson, Esq.
   Treasurer                                Thelen Reid & Priest LLP
S.L. Guibord, Secretary                     40 West 57th Street
GPU Service, Inc.                           New York, New York  10019
300 Madison Avenue
Morristown, New Jersey   07962
                                            W. Edwin Ogden, Esq.
                                            Ryan, Russell, Ogden, Seltzer LLP
                                            100 Berkshire Boulevard, Suite 301
                                            Reading, Pennsylvania  19610-1221
--------------------------------------------------------------------------------

                    (Names and addresses of agents for service)

      GPU, JCP&L, Met-Ed and Penelec (the "GPU Companies") hereby post-effectively amend their Declaration on Form U-1, docketed in SEC File No. 70-7926, as follows:
A. By Orders dated December 15, 2000 (HCAR No. 35-27302), June 22, 1999 (HCAR No. 26544), December 22, 1997 (HCAR No. 35-26801) and July 17, 1996 (HCAR No.
35-26544) ("Prior Orders"), the Commission, among other things, authorized (1) the GPU Companies to issue, sell and renew from time to time through December 31, 2003 their respective unsecured promissory notes, with maturity dates not more than nine months after issuance, to various commercial banks pursuant to loan participation arrangements and lines of credit ("Lines of Credit"); (2) JCP&L, Met-Ed and Penelec (the "Operating Companies") to issue and sell from time to time through December 31, 2003 their unsecured short-term promissory notes as commercial paper ("Commercial Paper"); (3) the GPU Companies to issue, sell and renew from time to time through December 31, 2003 unsecured promissory notes to lenders other than commercial banks, insurance companies or similar institutions ("Other Short-Term Debt") (borrowings under Lines of Credit, Commercial Paper and Other Short-Term Debt are collectively referred to as "Short-Term Borrowings"); (4) the GPU Companies to issue, sell and renew from time to time through December 31, 2003 unsecured promissory notes pursuant to an amended and restated credit agreement ("Credit Agreement") in an aggregate amount of up to $250 million; and (5) GPU to issue and sell from time to time through December 31, 2003 Commercial Paper in an aggregate amount of up to $100 million. The authorized amounts of Short-Term Borrowings that may be outstanding at any one time for each GPU Company are as follows: GPU - up to $250 million; JCP&L - up to the limitation on short-term indebtedness contained in its charter ($266 million at December 31, 2000); Met-Ed - up to $150 million; and Penelec - up to $150 million (the "Authorized Amounts").

B. The GPU Companies now propose that the Operating Companies issue, sell and renew Other Short-Term Debt to GPU, in addition to the lenders authorized in the Prior Orders, from time to time through December 31, 2003. The Authorized Amounts would remain unchanged. The GPU Companies are seeking this authority to allow for greater financial flexibility within the GPU holding company system. The GPU Companies recognize that GPU is permitted to make capital contributions to the Operating Companies without prior Commission authorization pursuant to Rule 45 under the Act. However, the Operating Companies' first mortgage bond indentures, in general, prohibit the Operating Companies' from paying common stock dividends except to the extent they have credited amounts to earned surplus - i.e., retained earnings. As more fully set forth in their Application in SEC File No. 70-9593, Met-Ed and Penelec currently have only limited amounts of retained earnings from which they may declare and pay common stock dividends as a result of this prohibition, and this situation is expected to persist for some time. Accordingly, in order to provide the Operating Subsidiaries with an alternative source to fund temporary cash flow requirements, GPU would intend to make short-term loans to the Operating Companies from time to time subject to the authorized amount limitations. The interest rate payable by the Operating Companies on any such borrowings would not exceed GPU's own average cost of short-term bank borrowing during the period when the loan is outstanding.

 C. In addition, the GPU Companies seek authority to secure borrowings made from time to time under Lines of Credit, Other Short-Term Debt and the Credit Agreement. In particular, given the recent financial difficulties encountered by the California electric utilities and the Operating Companies' obligations to offer "provider of last resort" supply to retail customers under their respective state restructuring orders which establish retail rate caps, GPU is experiencing a significant tightening of its commercial bank and other credit sources. The Credit Agreement expires by its terms on May 6, 2001. The GPU Companies are currently negotiating with the agent banks under the Credit Agreement the possible terms and conditions of a renewal or extension of the Credit Agreement. In connection therewith, GPU has been advised by the agent banks that it will be necessary for the Operating Companies to secure their respective future borrowings under the Credit Agreement (for example, by a pledge of Senior Notes and/or First Mortgage Bonds) in connection with any renewal or extension of its Credit Agreement.1 GPU has been further advised by the agent banks under the Credit Agreement that it will be necessary to increase the level of fees and applicable margins used in the determination of interest rates upon borrowings in connection with any such renewal or extension.


      The new fees and applicable margins used in the determination of interest rates will not be in excess of the following:

 =============================================================================================

                Level 1        Level 2        Level 3      Level 4      Level 5      Level 6
                -------        -------        -------      -------      -------      -------
     S&P        A or             A-            BBB+          BBB          BBB-       BB+ or
   Moody's      better          A3             Baa1         Baa2          Baa3       below*
  Debt Rating   A2 or                                                                Ba1 or
                  better                                                             below*
----------------------------------------------------------------------------------------------

 Applicable     46.50
 Eurodollar     basis
    Rate        points                                   .
 Margin2       ("b.p.")        62.50  b.p.   72.50 b.p.    82.50 b.p.   115.00 b.p  195.00 b.p.

 Facility       18.50  b.p.    20.00  b.p.   22.50 b.p.    25.00 b.p.   30.00 b.p.   50.00 b.p.
   Fee

 =============================================================================================

                                                                  *or unrated

1      The Operating  Companies would not,  however,  secure any such borrowings with assets, the disposition of which is subject to Commission approval under the Act without prior Commission authorization.

2      The  applicable  margin for base rate  advances  will at all times be 100 basis points below the corresponding applicable margin for eurodollar rate advances (but will not be negative).

       The applicable margin and the facility fee will be based upon the level corresponding to the relevant borrower's debt rating at the time of determination. As used herein, "Debt Rating" means, in the case of GPU, the lower of the ratings issued by Standard & Poors Corporation ("S&P") and Moody's Investors Service, Inc. ("Moody's") in respect of GPU's senior unsecured non-credit enhanced long-term debt and, in the case of each Operating Company, the lower of the ratings issued by S&P and Moody's in respect of such Operating Company's senior secured long-term debt. The co-agents under the Credit Agreement with each receive an arrangement fee not in excess of $500,000 and each participating lender will receive an upfront fee not in excess of of 22.5 basis points.

      Finally the GPU Companies propose to increase the aggregate principal amount of promissory notes they may issue, sell and renew under the Credit Agreement to $500 million. In no event, however, would the aggregate outstanding amount of short-term debt issued by any GPU Company at any time exceed its Authorized Amount.

D.    Rule 54 Analysis.

          (a) As described below, GPU meets all of the conditions of Rule 53, except for Rule 53(a)(1). By Order dated November 5, 1997 (HCAR No. 35-26773)
(the "November 5 Order"), the Commission authorized GPU to increase to 100% of its "average consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs. At December 31, 2000, GPU's average consolidated retained earnings was approximately $2.4 billion and GPU's aggregate investment in EWGs and FUCOs was approximately $1.7 billion. Accordingly, under the November 5 Order, GPU may invest up to an additional $680 million in FUCOs and EWGs as of December 31, 2000.

       (i) GPU maintains books and records to identify investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

                     (A) For each United States EWG in which GPU directly or indirectly holds an interest:

                              (1) the  books  and  records  for such EWG will be
                    kept in conformity with United States generally accepted accounting principles ("GAAP");


                              (2) the financial  statements  will be prepared in
                    accordance with GAAP; and

                              (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.


                     (B)    For each FUCO or  foreign  EWG  which is a  majority
                      owned subsidiary of GPU:

                              (1) the books and records for such subsidiary will
                    be kept in accordance with GAAP;

                              (2) the financial  statements for such  subsidiary
                    will be prepared in accordance with GAAP; and

                              (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

                    (C) For each FUCO or foreign EWG in which GPU owns 50% or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause

                              (1) such entity to  maintain  books and records in
                    accordance  with GAAP;

                              (2) the financial  statements of such entity to be
                    prepared in accordance with GAAP; and

                              (3) access by the Commission to such books and records and financial statements (or copies thereof) in English as the Commission may request and, in any event, GPU will provide the Commission on request copies of such materials as are made available to GPU and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, GPU will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and (a)
                    (2) (iii) (B) of Rule 53.

                    (ii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG and FUCO in which GPU directly or indirectly holds an interest.

                    (iii) Copies of this Post-Effective Amendment are being provided to the New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.3 In addition, GPU will submit to each such commission copies of any amendments to this Post-Effective Amendment and a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).

                    (iv) None of the provisions of paragraph (b) of Rule 53 render paragraph (a) of that Rule unavailable for the proposed transactions.

                              (A) Neither GPU nor any subsidiary of GPU having a
                    book value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.

                              (B) GPU's average  consolidated  retained earnings
                    for the four most recent quarterly periods (approximately $2.39 billion) represented a decrease of approximately $7.7 million (or approximately 0.3%) compared to the average consolidated retained earnings for the previous four quarterly periods (approximately $2.40 billion).

                              (C) GPU did not incur operating losses from direct
                    or indirect investments in EWGs and FUCOs in 2000 in excess of 5% of GPU's December 31, 2000 consolidated retained earnings.

      As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).

----------------------

3       One of GPU's operating subsidiaries, the Pennsylvania Electric Company
("Penelec"), is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 3,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.

      Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed in this Post-Effective Amendment. The transactions would not, by themselves, or even considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.

      The November 5 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 49.2% common equity and 50.8% debt. As stated in the November 5 Order, GPU's June 30, 1997 pro forma capitalization, reflecting the November 6, 1997 acquisition of PowerNet Victoria, was 39.3% common equity and 60.7% debt.

      At December 31, 2000, GPU's common equity and debt represented 32.9% and 67.1%, respectively, of its consolidated capitalization, as set forth in Exhibit H hereto. Thus, since the date of the November 5 Order, there has been no material adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries.4

---------

4      The first mortgage bonds of GPU's operating subsidiaries,  Jersey Central
Power & Light Company, Metropolitan Edison Company and Penelec are rated A+ by Standard & Poors Corporation, and A2 by Moody's Investors Service, Inc.

      GPU's consolidated retained earnings grew on average approximately 3.8% per year from 1995 through 2000. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings.

      Accordingly, since the date of the November 5 Order, the capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.

      Because the GPU Companies are not proposing to increase the Authorized Amounts, the proposed transactions will not have a material impact on GPU's capitalization or earnings.

       E. GPU's estimated fees, commissions and expenses in connection with the proposed transactions will be filed by further post-effective amendment.

       F. GPU believes that Sections 6(a), 6(b), 7, 9(a), 10 and 12(b) of the Act and Rules 45, 53 and 54 thereunder are applicable to the proposed transactions.

       G. No Federal or State commission, other than your Commission, has jurisdiction with respect to the proposed transactions.

       H. It is requested that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date but, in any event, not later than April 20, 2001, inasmuch as the Credit Agreement will expire on May 6, 2001. It is further requested that (iii) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (iv) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (v) there be no waiting period between issuance of the Commission's order and the date on which it is to become effective.

I.    The following exhibits and financial statements are filed in Item 6.

        (a)    Exhibits:

             A      -    Form of  secured  promissory  note -- to be  filed by
                         further post-effective amendment.

             F-1(e) - Opinion of Thelen Reid & Priest LLP -- to be filed by further post-effective amendment.

             F-2(e) - Opinion of Ryan, Russell, Ogden & Seltzer LLP -- to be filed by further post-effective amendment.

             H      -    Capitalization and  Capitalization  Ratios as at
                         December 31, 2000 - to be filed by further post-effective amendment.

             I      -   Form of Proposed Notice - previously filed.

(b)   Financial Statements:

             1-       None

              Note: Actual and pro forma financial statements are omitted since they are not deemed to be material or relevant or necessary for a proper disposition of the proposed transactions.

              2   -    Not Applicable.

              3   -    Not Applicable.

              4   -    None

        J. (a) The issuance of an order by your Commission with respect to the transactions contemplated herein is not a major Federal action significantly affecting the quality of the human environment.

           (b) No Federal agency has prepared or is preparing an environmental impact statement with respect to the various proposed transactions which are the subject hereof. Reference is made to paragraph G hereof regarding regulatory approvals with respect to the proposed transactions.

                                    SIGNATURE


      PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.
                              GPU, INC.
                              JERSEY CENTRAL POWER & LIGHT COMPANY
                              METROPOLITAN EDISON COMPANY
                              PENNSYLVANIA ELECTRIC COMPANY


                              By:
                                 ------------------------------
                                 T. G. Howson,
                                 Vice President and Treasurer



Date: April 3, 2001